

April 18, 2013

Via E-mail
Ms. Simone Blank
Executive Vice President and Chief Financial Officer
Sirona Dental Systems, Inc.
30-30 47th Avenue, Suite 500
Long Island, New York 11101

RE: **Sirona Dental Systems, Inc.**
      Form 10-K for Fiscal Year Ended September 30, 2012
      Filed November 16, 2012
      File No. 000-22673

Dear Ms. Blank:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief